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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June, 2003
                       Commission File Number: 001-14278

                          QUILMES INDUSTRIAL (QUINSA),
                               SOCIETE ANONYME
                (Translation of registrant's name into English)
                        84, GRAND RUE L-1660 LUXEMBOURG,
                           GRAND-DUCHY OF LUXEMBOURG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes                            No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                           No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                       QUILMES INDUSTRIAL (QUINSA), S.A.

                               TABLE OF CONTENTS
Item
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1.    Press Release entitled "QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
                      RESULTS OF ORDINARY GENERAL MEETING"

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   QUILMES INDUSTRIAL (QUINSA), S.A.

Date: June 30, 2003                By:         /s/ Agustin Garcia Mansilla

                                               Name: Agustin Garcia Mansilla
                                               Title: Chief Executive Officer

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QUILMES INDUSTRIAL S.A.                                                   [LOGO]


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                            84 Grand-Rue o Luxembourg
                      Tel: +352.473.884 o Fax: +352.226.056

CONTACT:

Francis Cressall                                      Van Negris / Lexi Terrero
Quilmes Industrial (Quinsa) S.A.                      Van Negris & Company, Inc.
+5411-4321-2744                                       212-396-0606

FOR IMMEDIATE RELEASE
---------------------

              QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES RESULTS OF
                            ORDINARY GENERAL MEETING

LUXEMBOURG - June 27, 2003 - Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) ("Quinsa" or the "Company") announced that The Ordinary General Meeting of Quilmes Industrial (QUINSA) took place in Luxembourg on June 27, 2003. Under the Chairmanship of Mr. Jacques-Louis de Montalembert, the Ordinary General Meeting heard the report of the Board of Directors for the financial year 2003. The General Meeting approved the accounts of the Parent Company as well as the consolidated accounts of the Group. The Parent Company reported a loss of US$
8.5 million for the fiscal year ended December 31, 2002. The consolidated accounts of the Group showed a loss of US$ 135.9 million for the same period.

The General Meeting decided not to pay a dividend for the financial year 2002 and to carry forward the loss of US$ 8.5 million.

The General Meeting elected the following Board of Directors:
                           Mr. Jacques-Louis de MONTALEMBERT, Co-Chairman Mr. Magim RODRIGUEZ Junior, Co-Chairman
                           Mr. Marcel Herrmann TELLES
                           BEVERAGE ASSOCIATES (BAC) CORP.
                           Mr. Alvaro SAINZ de VICUNA
                           Mr. Roberto Moses THOMPSON MOTTA
                           Mr. Victorio Carlos de MARCHI
                           Mr. Carlos MIGUENS
                           Mr. Federico SAINZ de VICUNA
                           Mr. Carlos Alberto da VEIGA SICUPIRA


Following The Ordinary General Meeting the Shareholders held an Extraordinary General Meeting that amended the articles of incorporation in order to provide the appointment of two co-chairman and for directors to meet by conference call or similar means of communication.


                                    - more -



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QULIMES INDUSTRIAL (QUINSA) S.A.
PAGE 2
JUNE 27, 2003



                                  ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 85 percent of Quilmes International (Bermuda) ("QIB").

The remaining 15 percent share had been owned, by Heineken International Beheer B.V. ("Heineken") until it sold its participation in QIB in January 2003. Their former stake is now held by Beverage Associates (BAC) Corp. ("BAC") and by Companhia de Bebidas das Americas - AmBev ("AmBev"). BAC and AmBev hold 6.4% and 8.6% of QIB's shares, respectively.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company's strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may import and sell the Quinsa brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa's Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa's American Depository Shares, representing the Company's Class B shares, are listed on the New York Stock Exchange (NYSE:LQU). Quinsa's web address: www.Quinsa.com

Copies of the Annual Report of QUNISA are available at the registered office, 84 Grand-Rue, L-1600 Luxembourg or Van Negris & Company, Inc., 766 Madison Avenue, New York, NY 10021.

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